UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 15)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 31, 2013
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,319,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,319,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,319,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 3 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,319,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,319,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,319,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,446,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,446,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,446,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,446,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,446,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,446,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,093,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,093,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,093,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 7 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,093,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,093,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,093,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 8 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,093,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,093,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,093,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,766,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,766,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,766,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,859,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,859,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,859,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.2% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 11 of 16

Item 1. Security and Issuer.

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011, Amendment No. 8, filed on May 23, 2011, Amendment No. 9, filed on February 1, 2012, Amendment No. 10, filed on March 14, 2012, Amendment No. 11, filed on June 18, 2012, Amendment No. 12, filed on December 14, 2013, Amendment No. 13 filed on December 19, 2012 and Amendment No. 14 filed on January 16, 2013 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 30th Floor, New York, New York 10022.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the “Breakaway Fund”); Harbinger Capital Partners II LP (formerly Global Opportunities Breakaway Management, L.P.) (“HCP II”), the investment manager of the Breakaway Fund; Harbinger Capital Partners II GP LLC (formerly Global Opportunities Breakaway Management GP, L.L.C.) (“HCP II GP”), the general partner of HCP II; and Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, HCP II, HCP II GP and Harbinger Holdings may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The Breakaway Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, HCP II GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and HCP II is a Delaware limited partnership. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as disclosed below, none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

In June 2012, Harbinger LLC settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings.  In connection with the settlement, the Commission issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against Harbinger LLC for three violations of Rule 105.  The order censures Harbinger LLC and requires Harbinger LLC to cease and desist from committing or causing any violations and any future violations of Rule 105.  Harbinger LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order.  Harbinger LLC consented to the issuance of this order without admitting or denying any of the findings contained therein.”

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 41146A106	SC 13D	Page 12 of 16

Item 4.   Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety with the following:

“References to the percentage ownership of Shares in this Schedule 13D is based on the 144,028,151 Shares of Common Stock outstanding as of May 6, 2013 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2013 and does not give effect to the conversion of the Company’s outstanding shares of Series A Participating Preferred Stock (the “Series A Shares”) and Series A-2 Participating Preferred Stock (the “Series A-2 Shares,” and together with the Series A Shares, the “Preferred Stock”) and the limitation on voting by the Preferred Stockholders prior to receipt of certain regulatory approvals (the Preferred Stock may be voted only up to 9.9% of the Common Stock by any one holder). The Preferred Stock is entitled to vote with the Issuer’s shares of Common Stock on an as-converted basis on all matters submitted to a vote of Common Stock. Each share of Preferred Stock may be converted into common stock based on the applicable conversion price.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 79,319,523 Shares, constituting 55.1% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,319,523 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,319,523 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 79,319,523 Shares, constituting 55.1% of the Shares of Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,319,523 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,319,523 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 17,446,730 Shares, constituting 12.1% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,446,730 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,446,730 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 17,446,730 Shares, constituting 12.1% of the Shares.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,446,730 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,446,730 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 41146A106	SC 13D	Page 13 of 16

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 10,093,637 Shares, constituting 7.0% of the Shares.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,093,637 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,093,637 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 10,093,637 Shares, constituting 7.0% of the Shares.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,093,637 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,093,637 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 10,093,637 Shares, constituting 7.0% of the Shares.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,093,637 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,093,637 Shares.

 HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 96,766,253 Shares, constituting 67.2% of the Shares.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 96,766,253 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 96,766,253 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 106,859,890 Shares, constituting 74.2% of the Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 106,859,890 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 106,859,890 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.”

CUSIP No. 41146A106	SC 13D	Page 14 of 16

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the last two paragraphs thereof and replacing such paragraphs with the following:

“On May 31, 2013, the Master Fund amended and replaced its June 14, 2012 portfolio financing arrangement with an amended portfolio financing arrangement with the same lender with which it had transacted on June 14, 2012.  In connection therewith and to secure its obligation under the amended financing arrangement, the Master Fund reduced the number of Shares it had previously pledged to such lender to 45,786,303 Shares, and pledged the securities of certain other issuers that it owns, all of whose ownership is attributed to Class A investors of the Master Fund.  In connection with the foregoing, on May 31, 2013, the Master Fund amended certain of the terms of the option agreement, dated June 15, 2012 (as amended, the “Amended Option Agreement”). Pursuant to the Amended Option Agreement, the Master Fund granted to the pledgee the right to purchase an aggregate of up to $50 million in value of its Shares and the securities of certain other issuers that it pledged. Following the satisfaction of certain conditions, the pledgee may exercise its right to purchase the entire $50 million in value of securities at any time prior to September 30, 2013; however, the pledgee’s option to exercise $25 million of the $50 million expires on September 30, 2013 and the option to exercise the remaining $25 million expires on June 14, 2014. If the pledgee decides to purchase the Shares, it may do so at a price of $6.50 per Share until December 31, 2013, and thereafter at $7.00 per Share until June 14, 2014. The foregoing description of the Amended Option Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated herein by reference.

See Item 4 for a description of other agreements by the Reporting Persons with respect to the Shares.”

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Amended Option Agreement

CUSIP No. 41146A106	SC 13D	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 16 of 16

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

June 3, 2013

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

June 3, 2013

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Exhibit B

Harbinger Capital Partners Master Fund I, Ltd.
450 Park Avenue, 30th Floor
New York, NY 10022

May 31, 2013

MSDC HMF Investments, LLC
645 Fifth Avenue, 21st Floor
New York, NY 10022

Re: Amendment to HRG Exchange Option

Ladies and Gentlemen:

Reference is made to the letter agreement dated as of June 15, 2012 between Harbinger Capital Partners Master Fund I, Ltd. (the “Issuer”) and MSDC HMF Investments, LLC captioned “HRG Exchange Option” (as amended to date, the “HRG Exchange Option Agreement”).

The Issuer and MSDC HMF Investments, LLC hereby agree as follows:

1.             Amendments to HRG Exchange Option Agreement.

(a)           The definition of “Purchase Price” in Section 1 of the HRG Exchange Option Agreement is hereby amended by (i) deleting the term “June 14, 2013” in the first line thereof, and inserting in place thereof the term “December 31, 2013”, and (ii) adding the following proviso at the end of such definition: “; provided, that in the event that during the 30 day period following the Exercise Date for any mandatory exercise of the Exchange Option pursuant to Section 3, the Issuer sells any Equity Interests in HRG at a price per share less than $6.50 (as such amount may be adjusted as set forth in the parenthetical above), then for any subsequent exercises of the Exchange Option pursuant to Section 2(a), the $6.50 and $7.00 prices shall each be adjusted downward by an amount equal to the difference between $6.50 and the price per share received by the Issuer in such sale (or in the event of more than one such sale by the Issuer during such 30 day period at different prices per share, the lowest price per share received by the Issuer during such 30 day period)”.

(b)           The following new definitions are hereby added to Section 1 of the HRG Exchange Option Agreement, in appropriate alphabetical sequence:

“Trading Day” means a day on which Equity Interests in HRG are traded on the New York Stock Exchange.

“Volume Weighted Average Price” means, (a) for any Trading Day, the volume weighted average price per unit of HRG Equity Interests as displayed on the applicable Bloomberg page (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Trading Day, and (b) for any period of more than one

Trading Day, the price determined by the average of the daily volume weighted average prices per unit of HRG Equity Interests for the applicable Trading Days during such period as displayed on the applicable Bloomberg page (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on each such Trading Day.

(c)           Section 2(a) of the HRG Exchange Option Agreement is hereby amended and restated in its entirety to read as follows:

“(a)  Subject to any Existing Transfer Restrictions and the Transfer Restrictions set forth on Schedule 4.17 to the Note Purchase Agreement, the Option Holder shall have the option (the “Exchange Option”) at any time prior to the later to occur of (i) the repayment in full of the Obligations under the Note Purchase Agreement (provided that the period ending at 5:00 P.M. (New York City time) on the fifteenth Business Day since notice has elapsed under Section 2.7(g) of the Note Purchase Agreement) and (ii) January 1, 2014 to purchase from the Issuer, and the Issuer agrees to sell to the Option Holder pursuant to the terms of this Section 2, in a single transaction or a series of transactions, at the election of the Option Holder and to the extent such assets are the property of the Issuer at the time of such election, Equity Interests in HRG, free and clear of any Liens and upon the terms and conditions set forth in this Section 2.  The Exchange Option may be exercised on more than one occasion, provided that the aggregate Purchase Price for all exercises of the Exchange Option for which a sale is consummated (together with the aggregate purchase price for all exercises of the option provided for in the Non-HRG Exchange Option Agreement for which a sale is consummated) shall not exceed $50,000,000 and the Exchange Option shall be exercisable in the minimum amount of $1,000,000 or, to the extent the outstanding amount of Advances (and accrued and unpaid interest thereon) owed to the Option Holder are less than $1,000,000, such lesser amount.  Except as otherwise provided in this Section 2, as consideration for any such purchase, the Option Holder shall transfer and assign to the Issuer that portion of the outstanding Advances (and accrued and unpaid interest thereon) of the Option Holder on the date of any such sale to the Option Holder (the “Purchase Effective Date”) that equals, on a dollar-for-dollar basis, the Purchase Price payable by the Option Holder to acquire the Purchase Interests on such Purchase Effective Date, and such portion of the Advances (and accrued and unpaid interest thereon) shall thereupon be automatically retired without any further action by the Issuer or the Option Holder, and Issuer’s obligation to repay such portion of the Advances (and accrued and unpaid interest thereon) shall terminate; provided that in the event of any exercise of the Exchange Option after the repayment of the Obligations in full or to an amount less than the aggregate Purchase Price for the unexercised portion of the Exchange Option, the Option Holder shall be required to pay cash for all or the applicable portion of the Purchase Price.  Such transfer and assignment of outstanding Advances and accrued and unpaid interest thereon shall constitute payment in full of such Purchase Price, and except as set forth in the proviso to the immediately preceding sentence, the proviso to the last sentence of this Section 2(a), and in Section 2(i), in no event shall the Option Holder be required to pay cash for all or any portion of the Purchase Price.  The Exchange Option shall be exercisable by the Option Holder providing a written notice (the “Purchase Notice”) to the Issuer at least ten

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Business Days in advance of any such contemplated purchase (subject to Section 2(c)(iii) below), but in any event a number of Business Days in advance as is necessary and appropriate to reasonably consummate such purchase, which shall be no longer than 61 days in advance of any such contemplated purchase, identifying (i) the proposed Purchase Effective Date, (ii) the name of the Option Holder who is exercising the Exchange Option and (iii) the number of units of HRG to be purchased by the Option Holder (the “Purchase Interests”).  The date of delivery of the Purchase Notice is hereinafter referred to as the “Exercise Date”.  In addition, in the event of any exercise of the Exchange Option requiring a payment of cash for all or a portion of the Purchase Price, the Option Holder shall pay such cash amount on or before the Purchase Effective Date by wire transfer of immediately available funds to an account designated by the Issuer. The Issuer covenants and agrees that prior to the earliest to occur of (A) the expiration of the Exchange Option or (B) the effectiveness of the New Form S-3, all of the shares of common stock of HRG currently owned by Issuer that are registered on HRG’s existing shelf registration statement on Form S-3 (No. 333-180070) (the “Existing Form S-3”) shall be available for resale by the Issuer to the Option Holder upon any exercise of the Exchange Option or by the Option Holder (as transferee of the Issuer) to any other Person as a selling stockholder of HRG following any exercise of the Exchange Option.  The Issuer further covenants and agrees that within 30 days of the start of the first available window period (but in any event a reasonable time prior to the end of such first available window period such that it is expected that such registration statement will become effective prior to the end of such first available window period), it will exercise its rights to cause HRG to file a Form S-3 shelf registration statement (the “New Form S-3”) registering such number of Equity Interests in HRG under the Securities Act for resale by the Issuer or the Option Holder (as a transferee of the Issuer) as a selling stockholder of HRG that will result in all Purchase Interests issuable upon exercise of the Exchange Option in full to be freely tradable shares, and prior to expiration of the Exchange Option, to reserve such number of Equity Interests in HRG as registered shares under the New Form S-3 as will result in all Purchase Interests issuable upon the exercise of the Exchange Option in full to be freely tradable shares. The Issuer shall use its commercially reasonable efforts to cause the New Form S-3 to become effective as soon as reasonably practicable and to remain effective until expiration of the Exchange Option, and to transfer any Purchase Interests to the Option Holder pursuant to the Existing Form S-3 or the New Form S-3 so that the Option Holder receives freely tradable shares.  In the event that the Issuer will be unable to deliver registered and freely tradable Equity Interests in HRG to the Option Holder on any Purchase Effective Date, then the Option Holder may revoke the exercise of the Exchange Option at no cost to the Option Holder by delivery of a notice of revocation to the Issuer prior to the Purchase Effective Date, and any such revocation shall not affect the ability of the Option Holder to exercise the Exchange Option on one or more subsequent occasions; provided, that if the Exercise Date is on or before December 31, 2013, but the notice of revocation is delivered to the Issuer after December 31, 2013, then the $6.50 price referred to in the definition of Purchase Price shall be extended after December 31, 2013 until such time as the Issuer will be able to deliver, and the Option Holder is able to exercise the Exchange Option and receive, registered and freely tradable Equity Interests in HRG on the applicable Purchase Effective Date.  Any exercise of the Exchange Option may be conditioned upon the

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consummation of any transaction for which the Investor Agent has received notice pursuant to Section 2(e) below (or for which such notice should have been received by the Investor Agent).  In addition to the revocation of exercise referred to in the sentence immediately preceding the prior sentence, any other exercise of the Exchange Option may be revoked by the Option Holder by delivery of a notice of revocation to the Issuer prior to the Purchase Effective Date, and any such revocation shall not affect the ability of the Option Holder to exercise the Exchange Option on one or more subsequent occasions; provided, that in the event of any such other revocation, the Option Holder shall reimburse the Issuer for the amount of any attorneys’ fees and expenses incurred by the Issuer in responding to the Purchase Notice.  Unless otherwise consented to by the Option Holder in its sole discretion, the obligations of the Issuer to sell the Purchase Interests following any exercise of the Exchange Option in accordance with this Section 2 shall remain in effect notwithstanding that the Maturity Date or any prepayment in full or in part of the Obligations occurs subsequent to the Exercise Date but prior to the proposed Purchase Effective Date set forth in the Purchase Notice, provided that the Purchase Price for any purchase of Purchase Interests that occurs after the repayment in full of the Obligations (whether on the Maturity Date or otherwise) shall be paid in cash rather than by assignment and transfer of Advances (and accrued and unpaid interest thereon).”

(d)           Section 2(b) of the HRG Exchange Option Agreement is hereby amended by adding the phrase “or Section 3” after the phrase “Notwithstanding the provisions of Section 2(a)” in the first line thereof.

(e)           Section 2(i) of the HRG Exchange Option Agreement is hereby amended and restated in its entirety to read as follows:

“(i)           For the avoidance of doubt, the option provided for in this Section 2 does not extend to any asset to the extent no longer the property of the Issuer and shall terminate upon the later to occur of (i) repayment in full of the Obligations (provided that the period ending at 5:00 P.M. (New York City time) on the fifteenth Business Day since notice has elapsed under Section 2.7(g) of the Note Purchase Agreement), subject, however, to completion of the sale of any Purchase Interests that are included in a Purchase Notice delivered prior to such repayment in full of the Obligations (provided that the Purchase Price in such event shall be paid in cash rather than by the transfer and assignment of Advances (and accrued and unpaid interest thereon)) and (ii) January 1, 2014.”

(f)           New Section 3 is hereby added to the HRG Exchange Option Agreement as set forth below, and existing Sections 3 through 9 are hereby renumbered as Sections 4 through 10:

“3.           Mandatory Exercise of Exchange Option.  In the event that (a)  the Volume Weighted Average Price for both (x) September 30, 2013 and (y) the twenty consecutive Trading Days immediately prior to September 30, 2013 exceeds $7.00 (as such amount may be adjusted to take into account any subdivision or combination of Equity Interests in HRG, by reclassification or otherwise, or any dividend on Equity Interests in HRG payable in Equity Interests in HRG, in each case occurring after May

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31, 2013) and (b) any Advances (or accrued and unpaid interest thereon) are owed to the Option Holder as of 1:00 p.m. (New York City time) on September 30, 2013, then the Option Holder shall be required to exercise the Exchange Option by 5:00 p.m. (New York City time) on September 30, 2013 to purchase Equity Interests in HRG, free and clear of any Liens, for a minimum aggregate Purchase Price of the lesser of (x) $25,000,000 minus the aggregate Purchase Price paid for any exercises of the Exchange Option occurring prior to September 30, 2013 for which a sale has been consummated and (y) the aggregate amount of Advances (and accrued and unpaid interest thereon) owed to the Option Holder as of September 30, 2013; provided if the Issuer is unable to deliver to the Option Holder Equity Interests in HRG that are registered under the Existing Form S-3 and/or the New Form S-3, so that the Option Holder receives freely tradable shares upon such exercise, then the Option Holder shall be required to exercise the Exchange Option by 5:00 p.m. (New York City time) on the date that is three Business Days after the Issuer notifies the Option Holder that the Issuer is able to deliver to the Option Holder Equity Interests in HRG that are registered under the Existing Form S-3 and/or the New Form S-3 and that are freely tradable shares upon such exercise. The consideration for any purchase of Equity Interests in HRG pursuant to any mandatory exercise of the Exchange Option under this Section 3 shall consist solely of the transfer and assignment of outstanding Advances (and accrued and unpaid interest thereon) of the Option Holder on the Purchase Effective Date that equals, on a dollar-for-dollar basis, the Purchase Price payable by the Option Holder to acquire the Purchase Interests on such Purchase Effective Date, and such portion of the Advances (and accrued and unpaid interest thereon) shall thereupon be automatically retired without any further action by the Issuer or the Option Holder, and Issuer’s obligation to repay such portion of the Advances (and accrued and unpaid interest thereon) shall terminate.  Such transfer and assignment of outstanding Advances and accrued and unpaid interest thereon shall constitute payment in full of such Purchase Price, and in no event shall the Option Holder be required to pay cash for all or any portion of the Purchase Price pursuant to any mandatory exercise of the Exchange Option under this Section 3.  To the extent of any prepayment in full of the Obligations, or any prepayment in part of the Obligations that reduces the aggregate amount of outstanding Advances (and accrued and unpaid interest thereon) below the applicable aggregate Purchase Price as set forth above, in each case that occurs subsequent to any exercise of the Exchange Option pursuant to this Section 3 but prior to the proposed Purchase Effective Date, the exercise of the Exchange Option pursuant to this Section 3 shall be automatically deemed to be rescinded.   Any mandatory exercise of the Exchange Option pursuant to this Section 3 shall be made by the Option Holder providing a written notice to the Issuer prior to 5:00 p.m. (New York City time) on September 30, 2013 identifying (A) the name of the Option Holder who is exercising the Exchange Option, (B) the proposed Purchase Effective Date (which will be (i) the Exercise Date provided that all actions required to be taken by the Issuer and the Option Holder pursuant to Sections 2(c) and 2(d) above on or prior to the Purchase Effective Date (including, without limitation, execution and delivery of a Securities Purchase Agreement) have been taken and (ii) otherwise, as soon as practicable after the Exercise Date, and in any event within ten Business Days of the Exercise Date (in each case, subject to Section 2(c)(iii) above)) and (C) the number of units of HRG to be purchased by the Option Holder (as determined pursuant to this Section 3).  The Issuer

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and the Option Holder agree that if it is reasonably likely that a mandatory exercise of the Exchange Option will be required on September 30, 2013, they will each take reasonable and appropriate actions referred to in Sections 2(c) and 2(d) above on or prior to such date so that the Purchase Effective Date under this Section 3 may occur on such date or as soon as practicable thereafter.  Except as otherwise provided in this Section 3, (x) the mandatory exercise of the Exchange Option pursuant to this Section 3 may not be conditioned upon the consummation of any other transaction and may not be revoked by the Option Holder and (y) the terms and conditions set forth in Section 2 of this letter agreement shall be applicable to any mandatory exercise of the Exchange Option pursuant to this Section 3.  Subject to the provisions of Section 2(b) of this letter agreement, in the event that all of the conditions to the mandatory exercise of the Exchange Option pursuant to this Section 3 are fulfilled as of September 30, 2013, but the Option Holder has failed to deliver a written notice of exercise pursuant to the terms of this Section 3 by 5:00 p.m. (New York City time) on September 30, 2013, then (i) the Exchange Option shall be deemed to be automatically exercised as of 5:00 p.m. (New York City time) on September 30, 2013 for the applicable number of Equity Interests in HRG at the applicable aggregate Purchase Price as determined in accordance with this Section 3, (ii) such date shall be deemed to be the Exercise Date and (iii) the Purchase Effective Date shall be as soon as practicable after the Exercise Date once the actions referred to in Sections 2(c) and 2(d) have been taken, and in any event within ten Business Days of the Exercise Date (subject to Section 2(c)(iii) above) .”

2.           Other Provisions.  Except as expressly set forth in this letter agreement, all of the other terms and provisions of the HRG Exchange Option Agreement shall remain in full force and effect.

3.           Effectiveness.  This letter agreement shall become effective upon the execution and delivery hereof by the parties hereto.

4.           Governing Law.  This letter agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and be governed by the law of the State of New York.

5.           Miscellaneous.  This letter agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one instrument.  A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

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Please evidence your acceptance of, and agreement to, the terms and conditions of this letter agreement by executing and returning an executed copy of his letter agreement to the address first written above.

Very truly yours,

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: Harbinger Capital Partners LLC, its investment manager

By:	/s/ Philip Falcone
Name:	Philip Falcone
Title:	Chief Executive Officer

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Accepted and agreed as of the date
first above written:

MSDC HMF INVESTMENTS, LLC

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Vice President

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